Exhibit 99.1

BitFuFu Announces November 2024 Production and Mining Operations Update

●	1,643 BTC held and 84 BTC produced from self-mining operations in November 2024

●	Net cash of US$98 million as of November 30, 2024

●	Targeting 1 GW of additional capacity by the end of 2026

SINGAPORE, Dec. 6, 2024 (GLOBE NEWSWIRE) -- BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a global leader in Bitcoin mining and comprehensive mining services, today announced unaudited production and mining operations updates for November 2024.

Starting in December 2024, BitFuFu will begin regularly issuing monthly updates for investors and the general public and expects to gradually expand its monthly disclosures with additional data.

BTC Held: 1,643 BTC1 as of November 30, 2024

BTC Produced: 84 BTC produced from self-mining operations in November 2024

New Miner Acquisition and Energization: Self-mining fleet increased by 13,300 miners or in total of 2.4EH/s in November 2024, including:

-	7,300 S19 XP miners purchased in October 2024 and energized in November 2024, equating to approximately 1 EH/s in mining capacity

-	2,000 S21 XP miners purchased in November 2024 with energization expected in the first quarter of 2025, equating to approximately 0.54 EH/s in mining capacity

-	4,000 S21+ miners pre-ordered in November 2024, equating to approximately 0.86 EH/s in mining capacity

Power Project Pipeline: BitFuFu is currently evaluating approximately 700 MW2 of potential projects and has set a target of adding 1 GW of capacity by the end of 2026.

Liquidity Update:

-	Net cash of US$98 million as of November 30[3], 2024

-	Secured US$100 million line of credit from Antpool Technologies with a fixed annual interest rate of 6.5%. Funds drawn down will be used to increase BTC holdings and fund the expansion of the Company’s self-mining operations. As of November 30, 2024, US$25 million has been drawn down.

Leo Lu, BitFuFu’s Chairman and CEO, commented, “Since coming public just over nine months ago, our team has been working diligently to optimize operations, expand product offerings, improve the user experience, and position ourselves for continued strong growth in the years to come. We are only at the beginning of our growth journey and remain very optimistic on the future and our ability to increase shareholder value.”

[1]	Includes 498 BTC pledged for loans and miner procurement payables, and excludes BTC produced by cloud-mining customers.

[2]	Power projects under evaluation or in negotiation to secure long-tern operational control, excluding the recently acquired 80 MW mining facility in Ethiopia.
[3]	Net cash of $98 million reflects the total value of USD equivalent digital assets owned by the Company, cash and cash equivalents, and short-term deposits as of November 30, 2024, less loans and interest-bearing long-term payables.

About BitFuFu Inc.

BitFuFu Inc. is a global leader in Bitcoin mining and comprehensive mining services, providing customers with one-stop solutions including cloud-mining. BitFuFu received early investment from BITMAIN, a world-leading digital asset mining hardware manufacturer, and remains BITMAIN’s strategic partner in Bitcoin mining and mining services space.

BitFuFu is dedicated to fostering a secure, compliant, and transparent blockchain infrastructure, providing a variety of stable and intelligent digital asset mining solutions to a global customer base. Leveraging its expanding global mining facility network and strategic partnership with BITMAIN, BitFuFu enables institutional customers and digital asset enthusiasts to mine digital assets efficiently.

For more information, please visit https://ir.bitfufu.com/.

Forward-Looking Statements

This investor update press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

BitFuFu Investor Relations

Charley Brady
Vice President, Investor Relations
ir@bitfufu.com

BitFuFu Media Relations

pr@bitfufu.com

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